Exhibit 99.2

RiT Technologies Announces the Appointment of Paul N. Berry as CEO of Its
Subsidiary, RiT Wireless Ltd.

Tel Aviv, Israel, September 8, 2015 RiT Wireless Ltd. a subsidiary of RiT Technologies (NASDAQ: RITT), a leading provider of IIM and structured cabling solutions and the developer of an innovative indoor optical wireless technology solution (Beamcaster), today announced the appointment on Paul N. Berry as Chief Executive Officer.

RiT Wireless was created to fully develop and bring to a wider market the innovative Beamcaster range of indoor wireless optical networking products and to capitalize on the opportunities provided in the area of wired/wireless convergence.  Beamcaster allows greater security and speed for congested areas such as hospitals or industrial as well as offering higher speed wireless connections in exhibition halls, open spaces and the enterprise.

Commenting on the appointment, Chairman of the board of directors of RiT Technologies S. N. Anisimov, said, “We are delighted that Paul has agreed to join as our new CEO.  With 25 years of experience and success as an executive bringing new technologies, products and solutions to international markets, we are confident he can successfully lead the RiT Wireless team to bring Beamcaster to global markets.”

Before joining RiT Wireless Mr. Berry, age 53, was Commercial Director for Obeikan Education.  Prior to this, he spent 6 years at Promethean PLC where he served in various capacities, including UK Managing Director, President EMEA and Chief Marketing Officer in the United States.  During his time at Promethean, Paul helped streamline the UK go to market business model, established the distribution strategy and channel models throughout EMEA. As CMO, he developed global product, marketing and distribution strategy for Promethean’s range of hardware and software solutions.

Specializing in sales and marketing management, Mr. Berry spent 24 years in the technology sector with Compex, Bull IS and Compel PLC.  At the latter, he was an Executive Director, main board member and Divisional CEO of Compel’s hardware integration business as well as building CompelSolve, EMEA’s largest independent Oracle integrator.

Commenting on his appointment Mr. Berry said, “This is an exciting time to join RiT Wireless.  With the strong foundation and support of RiT Technology, RiT Wireless and its Beamcaster solution offer an innovative and cost-effective set of free space optical products to address the security and deployment challenges of existing wireless technology.  I look forward to leading the team to greater market success and bring this truly innovative solution to a global customer base.”

About RiT Technologies

RiT Technologies (NASDAQ: RITT), is a leading provider of IIM and structured cabling solutions and a developer of an innovative indoor optical wireless technology solution. The RiT IIM products provide network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. The RiT solutions are deployed around the world, in a broad range of organizations, including data centers in corporate organizations, government agencies, financial institutions, airport authorities, healthcare and education institutions and more. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT. For more information, please visit:  http://www.rittech.com.